UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15124

Petrofund Energy Trust
(Exact name of registrant as specified in its charter)
444 7th Avenue S.W., Suite 600, Calgary, Alberta, Canada T2P 0X8, (403) 218-8625
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trust Units
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934, Petrofund Energy Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 17, 2006	By:	/s/ David Middleton
		Name:	David Middleton
		Title:	Executive Vice President and Chief Operating Officer

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